Exhibit 99.1

TAT TECHNOLOGIES LTD.

 UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Period Ended June 30, 2025

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	June 30,	December 31,
	2025	2024

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,126	$7,129
Short-term bank deposits	57	-
Accounts receivable, net of allowance for credit losses of $425 and $400 as of June 30, 2025, and December 31, 2024, respectively	32,266	29,697
Inventory	76,414	68,540
Prepaid expenses and other current assets	6,610	7,848

Total current assets	158,473	113,214

NON-CURRENT ASSETS:
Property, plant and equipment, net	44,646	41,576
Operating lease right of use assets	3,475	2,282
Intangible assets, net	1,558	1,553
Investment in affiliates	4,188	2,901
Funds in respect of employee rights upon retirement	709	654
Deferred income taxes	295	877
Restricted deposit	291	305

Total non-current assets	55,162	50,148
Total assets	$213,635	$163,362

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$2,088	$2,083
Short-term loans	-	4,350
Accounts payable	15,564	12,158
Accrued expenses and other	15,273	18,594
Current maturities of operating lease liabilities	993	939

Total current liabilities	33,918	38,124

NON-CURRENT LIABILITIES:
Long-term loans	10,310	10,938
Liability in respect of employee rights upon retirement	1,098	986
Operating lease liabilities	2,528	1,345

Total non-current liabilities	13,936	13,269

COMMITMENTS AND CONTINGENCIES (NOTE 4)	-	-
Total liabilities	47,854	51,393

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value at June 30, 2025 and at December 31, 2024 respectively Authorized: 15,000,000 shares at June 30, 2025 and 13,000,000 at December 31, 2024; Issued: 13,161,762 and 11,214,831 shares at June 30, 2025 and at December 31, 2024, respectively; Outstanding: 12,887,289 and 10,940,358 shares at June 30, 2025 and at December 31, 2024, respectively	-	-
Additional paid-in capital	135,578	89,697
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	600	(76)
Retained earnings	31,691	24,436
Total shareholders' equity	165,781	111,969

Total liabilities and shareholders' equity	$213,635	$163,362

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months ended		Six Months ended
	June 30,		June 30,
	2025	2024	2025	2024

Revenues:
Products	$12,463	$11,732	$25,187	$23,667
Services	30,641	24,793	60,059	46,946
	43,104	36,525	85,246	70,613

Cost of goods:
Products	9,112	7,673	17,443	16,659
Services	23,167	20,868	47,024	38,904
	32,279	28,541	64,467	55,563
Gross profit	10,825	7,984	20,779	15,050

Operating expenses:
Research and development, net	240	343	564	620
Selling and marketing	2,185	1,993	4,113	3,653
General and administrative	3,965	2,916	7,497	6,225
Other income	-	(2)	-	(390)
	6,390	5,250	12,174	10,108
Operating income	4,435	2,734	8,605	4,942

Interest expenses	(324)	(413)	(659)	(763)
Other financial income (expenses), net	(776)	106	(499)	7
Income before taxes on income (taxes benefit)	3,335	2,427	7,447	4,186

Provision for taxes on income (taxes benefit)	211	44	803	(109)
Profit before share of equity investment	3,124	2,383	6,644	4,295

Share in profits of equity investment of affiliated companies	318	234	611	432
Net income	$3,442	$2,617	$7,255	$4,727

Earnings per share
Basic	$0.30	$0.26	$0.65	$0.46
Diluted	$0.30	$0.25	$0.64	$0.44

Weighted average number of shares outstanding
Basic	11,447,986	10,394,654	11,196,992	10,386,859
Diluted	11,666,309	10,561,420	11,409,488	10,722,153

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Net income	$3,442	$2,617	$7,255	$4,727
Other comprehensive income (loss), net
Net unrealized losses from derivatives	-	-	-	(27)
Change in foreign currency translation adjustments	148	164	676	164
Total comprehensive income	$3,590	$2,781	$7,931	$4,864

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity
	Number of shares issued	Amount

BALANCE AT DECEMBER 31, 2023	10,377,085	$3,140	$76,335	$27	$(2,088)	$13,269	$90,683
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2024:
Comprehensive income	-	-	-	137	-	4,727	4,864
Exercise of option	49,109	12	(12)	-	-	-	-
Share based compensation	-	-	189	-	-	-	189
BALANCE AT JUNE 30, 2024	10,426,194	3,152	76,512	164	(2,088)	17,996	95,736

BALANCE AT DECEMBER 31, 2024	11,214,831	-	89,697	(76)	(2,088)	24,436	111,969
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	676	-	7,255	7,931
Exercise of option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	513	-	-	-	513
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital		Additional paid-in capital	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total equity
	Number of shares issued	Amount

BALANCE AT MARCH 31, 2024	10,382,637	$3,141	$76,376	$-	$(2,088)	$15,379	$92,808
CHANGES DURING THE 3 MONTHS ENDED JUNE 30, 2024:
Comprehensive income	-	-	-	164	-	2,617	2,781
Exercise of option	43,557	11	(12)	-	-	-	(1)
Share based compensation	-	-	148	-	-	-	148
BALANCE AT JUNE 30, 2024	10,426,194	3,152	76,512	164	(2,088)	17,996	95,736

BALANCE AT MARCH 31, 2025	11,214,831	-	89,919	452	(2,088)	28,249	116,532
CHANGES DURING THE 3 MONTHS ENDED JUNE 30, 2025:
Comprehensive income	-	-	-	148	-	3,442	3,590
Exercise of stock option	79,633	-	-	-	-	-	-
Issuance of common shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	291	-	-	-	291
BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,442	$2,617	$7,255	$4,727
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,208	1,431	2,513	2,805
Non-cash financial (income) expenses	600	(276)	508	(486)
Change in allowance for credit losses	75	40	25	40
Share in profits of equity investment of affiliated companies	(318)	(234)	(611)	(432)
Share based compensation	291	148	513	189
Gain on disposal of property, plant and equipment	-	(1)	-	(355)
Deferred income taxes, net	63	306	582	(103)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	882	(5,430)	(2,594)	(6,250)
Decrease (increase) in prepaid expenses and other current assets	1,697	(129)	1,183	(283)
Increase in inventory	(3,434)	(2,906)	(7,295)	(5,543)
Increase (decrease) in trade accounts payable	2,972	(209)	3,406	(909)
Decrease (increase) in accrued expenses and other	(529)	543	(3,571)	(1,047)
Net cash provided by (used in) operating activities	6,949	(4,100)	1,914	(7,647)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	-	-	1,306
Purchase of property and equipment	(3,305)	(978)	(6,167)	(1,967)
Net cash used in investing activities	(3,305)	(978)	(6,167)	(661)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(516)	(510)	(1,087)	(950)
Proceeds from issuance of ordinary shares and exercise of the underwriters' option	48,550	(1)	48,550	-
Issuance costs of ordinary shares and exercise of the underwriters' option	(2,820)	-	(2,820)	-
Net change in short term loans from banks	(10,719)	4,668	(4,350)	668
Net cash provided by (used in) financing activities	34,495	4,157	40,293	(282)

Net increase (decrease) in cash and cash equivalents and restricted cash	38,139	(921)	36,040	(8,590)
Cash and cash equivalents and restricted cash at beginning of period	5,335	9,273	7,434	16,942
Cash and cash equivalents and restricted cash at the end of period	$43,474	$8,352	$43,474	$8,352

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	$1,688	$245	$1,835	$590
Reclassification between inventory and property, plant and equipment	-	-	579	60
Unpaid issuance costs of ordinary shares and exercise of the underwriters' option	362	-	362	-
Supplemental disclosure of cash flow information:
Interest paid	249	410	516	852

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1 - GENERAL

TAT Technologies Ltd., (“TAT” or the “Company”) an Israeli corporation, incorporated in 1985, is a leading provider of solutions and services to the aerospace and defense industries, focused  on the following four segments: (i) Original Equipment Manufacturing (“OEM”) of heat transfer solutions and aviation accessories mainly through our Kiryat Gat facility ; (ii) Maintenance Repair and Overhaul (“MRO”) services for heat transfer components and OEM of heat transfer solutions through Limco Airepair Inc.; a wholly owned Delaware subsidiary of Limco-Piedmont Inc.; (iii) MRO services for aviation components (mainly Auxiliary Power Unit (“APU”) and Landing Gear (“LG”)) through Piedmont Aviation Component Services .,  a wholly owned Delaware subsidiary of Limco-Piedmont Inc.; and (iv) overhaul and coating of jet engine components through Turbochrome LTD our wholly-owned subsidiary. TAT targets the commercial aerospace (serving a wide range of types and sizes of commercial and business jets), military aerospace and ground defense sectors. TAT’s shares are listed on both the NASDAQ (TATT) and Tel-Aviv Stock Exchange (“TAT Tech”).

TAT has the following wholly owned subsidiaries: Limco-Piedmont Inc. (“Limco-Piedmont”), Limco Airepair Inc., a wholly owned Delaware subsidiary of Limco-Piedmont, Piedmont Aviation Component Services LLC, a North Carolina limited liability company, wholly owned subsidiary of Limco-Piedmont Inc., and Turbochrome Ltd. (“Turbochrome”). Additionally, the Company holds 51% of TAT-Engineering LLC, which was established in January 2016 (“TAT-Engineering”) as a joint venture, hereinafter collectively referred to as the “Group”. The accounting treatment of the joint venture is based on the equity method due to variable participating rights granted to TAT Engineering.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in Northern Israel. Following the attacks, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, Israel faces threats from more distant neighbors such as terrorist groups in Yemen, which attached Israel and limited the movement of marine shipments to Israel through the Red Sea. Further, in June 2025, the Israel’s security cabinet declared a military operation against Iran, while Iran, in retaliation, launched hundreds of ballistic missiles toward Israel, some of which reached central areas. While most were intercepted by Israel’s multi-layered air defense systems, injuries were reported, and several casualties occurred.  To date, the Company’s operations and financial results have not been materially affected. The Company expects that the current conflict in the Gaza Strip will not have a material impact on its business results in the short term. However, the intensity and duration of Israel’s current war is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

Also, since this is an event beyond the Company’s control and may impact our Israeli activity, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees. For the three and six months ended on June 30, 2025, the Group’s activity in Israel contributed $11,860 and $24,132 out of total revenue of $43,104 and $85,246, respectively.

Furthermore, during 2025, global conflicts continue to create volatility in global financial and energy markets and contribute to supply chain shortages adding to the inflationary pressures in the global economy. These lead to higher material and labor costs, and as a result the Company decided to retain higher inventory levels. The Company actively collaborates with its suppliers to minimize the impacts of supply shortages on manufacturing and MRO services.

International operations are subject to a number of other risks, including import and export laws and the impact of tariffs. Changes in global tariff regimes, whether recently implemented or anticipated, may have broader implications for the Company’s operations. These may include increased volatility in purchasing prices due to shifting import costs, particularly with respect to raw materials and components sourced internationally. Furthermore, elevated tariffs can affect the pricing structure and profitability of cross-border transactions, potentially requiring adjustments to existing contracts with customers and suppliers located outside of the United States. While the full impact of these tariffs remains uncertain, since the Company serves its U.S. customers from production facilities in the U.S., the Company has ability to negotiate, and the tariffs will be substantially pass to customers. The Company is expecting minimal to no impact from the changes above.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation

The accompanying interim consolidated balance sheet as of June 30, 2025, the interim consolidated statements of income, interim statements of cash flows and the interim consolidated statements of shareholders’ equity for the three and six months ended June 30, 2025 and 2024 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of June 30, 2025, as well as its results of operations and cash flows for the three and six months ended June 30, 2025 and 2024.

The results of operations for the three and six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025, or for other interim periods or for future years.

The accompanying unaudited interim financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2025.

b.	Fair value measurement

The Group measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

◾
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

◾	Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data or active market data for similar but not identical assets or liabilities.
◾	Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONT)

In determining fair value, the Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers credit risk in its assessment of fair value. During 2024, the Company ceased its hedging activity. Currently, the Company does not hold financial instruments measured at fair value on a recurring basis. The Company’s financial instruments consist mainly of cash and cash equivalents, restricted deposits, accounts receivable, accounts payable, accrued expenses and other liabilities. The fair value of these financial instruments approximates their carrying value.

c.	Significant Accounting Policies

There have been no changes to the significant accounting policies described in the 2024 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

d.	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose the nature of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

As applicable to these financial statements, the most significant estimates and assumptions relate to recoverability of inventory, provision for current expected credit loss, and income taxes.

e.	Concentrations of Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and deposits, derivatives and accounts receivable.

Cash and cash equivalents are deposited with several major banks in Israel and the United States. Such deposits in the United States and Israel may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group's cash and cash equivalents are financially sound, and that the Group has not been affected by certain banking institutions in the U.S. Accordingly, minimal credit risk exists with respect to these financial instruments.

The Group has a relatively large number of customers with established private and public companies, and governmental institutions which mitigates the credit risk. The Group performs ongoing credit evaluation of its customers' financial condition. As part of the risk management, the Company purchased a credit insurance policy from a well-known insurance Company. As of June 30, 2025 and December 31, 2024 the Company has a single customer which represents 12.5% and 24% of the Company's accounts receivable, respectively.

f.	Recently issued accounting pronouncements, not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impact and method of adoption.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expense and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company’s disclosures.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3 - INVENTORY

Inventory is composed of the following:

	June 30, 2025	December 31, 2024

Raw materials and components	$59,755	$50,197
Work in progress	15,488	17,382
Finished goods	1,171	961

Total inventory	$76,414	$68,540

Inventories write down expenses due to slow inventory amounted to $590 and $240 for the periods ended June 30, 2025 and 2024, respectively.

The Company maintains a wide range of exchangeable units and other spare parts related to its products and services in various locations. Due to the long lead time of its suppliers and manufacturing cycles, the Company needs to forecast demand and commit significant resources towards these inventories. As such, the Company is subject to risks including excess inventory no longer relevant.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments

The Group is committed to paying royalties as percentage of revenue or as a percentage of purchase in the amount range from 5% to 25% to certain OEM as part of the Company’s licenses agreements. Royalties expense was $1,090 and $1,168 for the three months ended June 30, 2025 and 2024, respectively. Royalties expense was $2,462 and $2,214 for the six months ended June 30, 2025 and 2024, respectively.

b.	Litigation

On July 12, 2022, TAT filed a suit against TAT Industries Ltd. in the District Court of Tel Aviv. TAT had leased the Gedera facility from TAT Industries Ltd. until the termination of the lease agreement in 2022. TAT asserts that TAT Industries Ltd. has unlawfully forfeited a bank guarantee that was granted for the benefit TAT Industries Ltd. in connection with the lease in Gedera in the amount of $750 thousands. On December 28, 2022, TAT Industries Ltd. filed a counterclaim against TAT asserting damages caused by TAT in connection with the lease in Gedera. TAT intends to vigorously defend the counterclaim by TAT Industries Ltd.  which is in a preliminary stage, and TAT cannot estimate at this stage what impact, if any, the litigation may have on its results of operations, financial condition, or cash flows.

c.	Leases

During 2025, Piedmont signed a renewal of lease agreement for a facility in Greensboro, North Carolina, U.S., with a lease term that will expire on June 30, 2030. As a result, the Company recognized an operating ROU assets and related operating lease liability of approximately $1.6 million.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5 - EARNINGS PER SHARE (“EPS”)

Basic earnings per share are based on the weighted average number of ordinary shares outstanding, net of treasury shares. Diluted EPS is based on those shares used in basic EPS plus shares that would have been outstanding assuming issuance of ordinary shares for all dilutive potential ordinary shares outstanding.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Numerator for EPS:
Net income	$3,442	$2,617	$7,255	$4,727
Denominator for EPS:
Weighted average shares outstanding – basic	11,447,986	10,394,654	11,196,992	10,386,859
Dilutive shares	218,323	166,766	212,496	335,294
Weighted average shares outstanding – diluted	11,666,309	10,561,420	11,409,488	10,722,153
EPS:
Basic	$0.30	$0.26	$0.65	$0.46
Diluted	$0.30	$0.25	$0.64	$0.44

NOTE 6 - EQUITY TRANSACTION

a.	Stock options

In February 2025, the Board of Directors approved the grant of 230 thousand options to officers and senior executives of the Company under the terms and conditions of the 2012 and 2022 Stock Option Plans. The grants have an exercise price of $29.93 per share, a grant date fair value of $3,257 thousand, and will vest over four years of which 25% shall vest after 12 months of the date of grant; and 6.25% shall vest at the end of each 3 months after the first anniversary of the date of grant. The fair value of share-based awards is estimated using the Black-Scholes valuation model and is recognized as stock base compensation expense over the requisite service period, net of estimated forfeitures. The fair value of the share-based awards for the six months ended June 30, 2025 was estimated using the following assumptions: (1) expected volatility of 50.0%, (2) expected option life of 4.6 years, (3) risk free interest rate of 4.5% and (4) dividend yield of 0%.

b.	Increase authorized shares

At a special shareholder meeting in March 2025, TAT’s shareholders approved the increase of its authorized share capital from 13,000,000 to 15,000,000.

c.	Public offering

On June 3, 2025, the Company completed a public offering of 1,625,000 of its ordinary shares, no par value per share, at a public offering price of $26.00 per share for gross proceeds of $42.3 million. The issuance costs incurred were $2.8 million, hence, generating net proceeds of $39.4 million.

In addition, 2,525,000 ordinary shares were sold by existing shareholders as part of the same offering.

On June 26, 2025, the underwriters exercised in full their option to purchase an additional 242,298 ordinary shares from the Company and 380,202 ordinary shares from selling stockholders at offering price of $26.00. The issuance costs incurred were $0.4 million. This resulted in additional net proceeds of approximately $6.0 million to the Company.

The net proceed for the Company from this public offering after issuance costs is $45.4 million.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION

a.	Segment Activities Disclosure:

TAT operates under four segments: (i) OEM of heat transfer solutions and aviation accessories mainly through its Kiryat Gat facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components (mainly APU and LG) through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary.

◾
OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board of commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

◾
MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

◾
MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components, as well as APU lease activity. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

◾
TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

The Group’s chief operating decision-maker ("CODM") is the CEO of the Company. The CODM evaluate segment performance and allocate the Company’s resources, the CODM uses segment measures of revenue, gross profit, operating income and total assets. The CODM reviews budget-to-actual variances of both profit measures on a monthly basis when making decisions about allocation of the Company’s resources to the segments.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure:

The following financial information is the information that CODM uses for analyzing the segment results. The following financial information is a summary of the operating income of each operational segment:

	Six Months Ended June 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$19,694	$22,820	$38,294	$4,438	$-	$85,246
Revenues - internal	390	845	-	-	(1,235)	-

Cost of revenues	13,887	16,962	32,745	2,191	(1,318)	64,467
Gross profit	6,197	6,703	5,549	2,247	83	20,779

Research and development	320	312	-	(68)	-	564
Selling and marketing	903	1,136	1,797	277	-	4,113
General and administrative	2,480	1,739	2,958	320	-	7,497
Operating income	$2,494	$3,516	$794	$1,718	$83	8,605

Financial expenses, net						(1,158)
Income before taxes						$7,447

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Six Months Ended June 30, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated
Revenues - external	$18,382	$19,459	$29,163	$3,609	$-	$70,613
Revenues - internal	507	1,499	-	-	(2,006)	-

Cost of revenues	12,275	17,632	25,396	2,186	(1,926)	55,563
Gross profit	6,614	3,326	3,767	1,423	(80)	15,050

Research and development	206	155	227	32	-	620
Selling and marketing	1,124	964	1,377	188	-	3,653
General and administrative	2,004	1,673	2,289	259	-	6,225
Other segment expenses (income)	-	(2)	(388)	-		(390)
Operating income	$3,280	$536	$262	$944	$(80)	4,942

Financial expenses, net						(756)
Income before taxes						$4,186

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

The following financial information is the information that CODM uses for analyzing the segment results. The following financial information is a summary of the operating income of each operational segment:

	Three Months Ended June 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated

Revenues - external	$9,608	$11,248	$19,996	$2,252	$-	$43,104
Revenues - internal	53	277	-	-	(330)	-

Cost of revenues	6,714	8,139	16,700	1,083	(357)	32,279
Gross profit	2,947	3,386	3,296	1,169	27	10,825

Research and development	171	172	-	(103)	-	240
Selling and marketing	452	582	1,009	142	-	2,185
General and administrative	1,403	944	1,455	163	-	3,965
Operating income	$921	$1,688	$832	$967	$27	4,435

Financial expenses, net						(1,100)
Income before taxes						$3,335

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

b.	Segments statement operations disclosure (cont.)

	Three Months Ended June 30, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Elimination of inter-Company sales	Consolidated
Revenues - external	$9,367	$10,220	$15,191	$1,747	$-	$36,525
Revenues - internal	222	728			(950)

Cost of revenues	5,936	9,497	12,832	1,101	(825)	28,541
Gross profit	3,653	1,451	2,359	646	(125)	7,984

Research and development	96	91	128	28	-	343
Selling and marketing	470	590	813	120	-	1993
General and administrative	968	757	1,127	64	-	2,916
Other segment expenses (income)	(2)	-	-	-		(2)
Operating income	$2,121	$13	$291	$434	$(125)	2,734

Financial expenses, net						(307)
Income before taxes						$2,427

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 - SEGMENT INFORMATION (CONT)

c.	The following financial information identifies the assets, depreciation and amortization, and capital expenditures to segments:

	Six Months Ended June 30, 2025
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$73,499	$43,516	$87,423	$11,033	$(1,836)	$213,635
Depreciation and amortization	408	543	1,466	175	(79)	2,513
Expenditure for segment assets	1,502	332	4,167	164	-	6,165

	Year Ended December 31, 2024
	OEM of Heat Transfer Solutions and Aviation Accessories	MRO Services for heat transfer components and OEM of heat transfer solutions	MRO services for Aviation Components and Lease	Overhaul and coating of jet engine components	Amounts not allocated to segments	Consolidated

Total assets	$33,726	$40,698	$80,014	$10,182	$(1,258)	$163,362
Depreciation and amortization	642	1,040	3,412	388	(27)	5,455
Expenditure for segment assets	1,972	1,124	1,347	683	-	5,126

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8 - REVENUES

a.	Total revenues - by geographical location were attributed according to customer residential country as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Sale of Products
United States	$6,695	$6,959	$14,676	$14,134
Europe	1,344	886	2,487	1,585
Israel	2,523	908	4,294	1,808
Other	1,901	2,979	3,730	6,140
	$12,463	$11,732	$25,187	$23,667

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Sale of Services
United States	$20,680	$18,646	$41,401	$34,643
Europe	4,507	1,936	7,985	4,438
Israel	1,670	1,283	3,273	2,494
Other	3,784	2,928	7,400	5,371
	$30,641	$24,793	$60,059	$46,946

b.	Contract liabilities:

	June 30,	December 31,
	2025	2024
Opening balance	$6,928	$5,239
Revenue deferrals	1,578	7,012
Revenue recognized	(2,555)	(5,323)
Closing balance	$5,951	$6,928

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9 – SUBSEQUENT EVENTS

On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill Act, which changes existing U.S. tax laws, including extending or making permanent certain provisions of the Tax Cuts and Jobs Act, repealing certain clean energy initiatives, in addition to other changes. The Company is still in the process of evaluating the impact of this new legislation to provision for income taxes, deferred tax assets, deferred tax liabilities, and to income taxes payable in the period of enactment and will continue to assess the impact the new legislation will have on the consolidated financial statements.